October 31, 1996


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1996, and 1995, total revenues increased 1.2% from $681,613 to $689,905 and total expenses decreased 2.5% from $383,243 to $373,820. As a result, net income increased 5.9% from $298,370 to $316,085 for the three month period ended September 30, 1996, as compared to the same period in 1995. The increase in revenue can be attributed to an increase in rental income due to higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 89.3% for the three month period ended September 30, 1996, as compared to 92% for the same period in 1995. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $13,500 (3.9%) from $347,319 for the three month period ended September 30, 1995, to $333,821 for the same period in 1996. The decrease can be attributed primarily to lower maintenance and repairs and worker's compensation insurance expenses. General and administrative expenses increased approximately $4,100 (11.3%) primarily as a result of other taxes, which consists of Maryland Non-Resident Withholding Taxes which were paid by the Partnership.

For the nine month periods ended September 30, 1996, and 1995, total revenues increased 6% from $1,894,036 to $2,008,344 and total expenses decreased
0.6% from $1,179,912 to $1,172,762. As a result, net income increased 17% from $714,124 for the nine month period ended September 30, 1995, to $835,582 for the same period in 1996. The increase in revenue can be attributed to an increase in rental income due to higher unit rental rates. Operating expenses decreased approximately $13,600 (1.3%) from $1,028,328 to $1,014,760. Decreases in maintenance and repair, legal and professional and office expenses were offset by increases in property management fees, power sweeping and guard service expenses. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and Administrative expenses increased approximately $6,400 (4.2%) for the same reason as discussed above.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations.
The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President